1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2005.

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

40 Fushan Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F     X             Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No     X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date August 22, 2005	By	/s/ Chen Guangshui
Chen Guangshui,
Director and Company Secretary

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

RESOLUTIONS PASSED AT THE 2005 FIRST EXTRAORDINARY GENERAL MEETING

The EGM of the Company was held in the morning of 19 August 2005. The resolution set out in the notice of EGM dated 30 June 2005 was duly passed at the EGM.

Important:

1. No resolution was vetoed nor amended in the 2005 first extraordinary general meeting of the Company (the “EGM”)

2. No new resolution was put forward for approval in the EGM

I. Convening and attendance of the meeting

(1) Convening of the meeting

1. Time: 8:30 a.m. on 19 August 2005

2. Venue: Conference Room of the Company at 298 South Fushan Road, Zoucheng, Shandong Province, the People’s Republic of China

3. Method: Voting on poll

4. Convened by: The board of directors (the “Board”) of Yanzhou Coal Mining Company Limited (the “Company”)

5 President: Wang Xin, chairman of the Board

(2) Attendance of the meeting

1 shareholder (proxy) attended the meeting, holding 1,964,289,165 shares carrying voting rights, representing 63.90% of the total shares carrying voting rights of the Company. This was in compliance with the relevant legal requirements. Among which, 1,670,000,000 were State-owned legal person shares, 3,625,827 were A Shares and 290,663,338 were H Shares.

The Board gave a notice of the EGM on 30 June 2005. Details were published in the domestic China Securities Journal and Shanghai Securities News and Wen Wei Po, South China Morning Post of Hong Kong. The convening and the resolution passed at the EGM were in compliance with the requirements of the laws and regulations such as the PRC Company Law and the articles of association of the Company.

II. Consideration of Resolution

Through voting by way of poll, the following resolution was passed at the EGM:

The proposal regarding the acquisition of equity interest in Yanmei Heze Neng Hua was approved, which includes:

1. The relevant arrangements concerning the acquisition of 95.67% equity interest in Yanmei Heze Neng Hua were approved. The Company’s down payment of RMB574,000,000 to Yankuang Corporation Group Limited for the transfer of the equity interest was approved.

2. The purchase price for the acquisition of equity interest in Yanmei Heze Neng Hua was confirmed at RMB584,010,000. The purchase price still needs to be approved by the State-owned Assets Supervision and Administration Commission under the Shandong Provincial People’s Government.

3. The agreement and the supplementary agreement for the transfer of equity interest between Yankuang Corporation Group Limited and the Company were approved.

As this resolution is related to connected transactions, the connected shareholder, Yankuang Corporation Group Limited, holding 1,670,000,000 shares, was abstained from voting on this resolution.

Pursuant to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited, Deloitte Touche Tohmatsu has sent an auditor as the scrutineer of vote-taking at the EGM.

III. Presence of lawyer

The Company has entrusted King & Wood PRC Lawyers to witness the relevant matters at the EGM. King & Wood PRC Lawyers accepted the entrustment and sent Tang Lizi to present at the EGM, who issued a legal opinion concluding that certain matters such as the convening and the procedures for holding and polling of the EGM were in compliance with the relevant requirements of the laws, regulations, normative documents and the articles of association of the Company and hence the resolutions passed at the EGM were valid and effective.

Attachment: Yanzhou Coal Mining Company Limited - Results of votes in relation to the resolution passed at the 2005 first extraordinary general meeting

As at the date of this announcement, the directors of the Company are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Shi Xuerang, Mr. Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Chen Guangshui and Mr. Dong Yunqing, and the independent non-executive directors of the Company are Mr. Pu Hongjiu, Mr. Cui Jianmin, Mr. Wang Xiaojun, Mr. Wang Quanxi.

By order of the Board of Directors of
Yanzhou Coal Mining Company Limited
Wang Xin
Chairman of the Board

Zoucheng, Shandong Province, PRC, 19 August 2005

RESULTS OF VOTES IN RELATION TO THE RESOLUTION PASSED AT

THE 2005 FIRST EXTRAORDINARY GENERAL MEETING OF THE COMPANY

Resolution	No. of shares carrying voting rights	For		Against		Abstain
		No. of votes	Percentage (%)	No. of votes	Percentage (%)	No. of votes	Percentage (%)
Proposal regarding the acquisition of equity interest in Yanmei Heze Neng Hua	294,289,165	Total: 293,269,865	99.65%	Total: 1,019,300	0.35%	Total: 0	0%
		Non-listed shares: —	—	Non-listed shares: —	—	Non-listed shares: —	—
		A Shares: 3,625,827	1.23%	A Shares: 0	0%	A Shares: 0	0%
		H Shares: 289,644,038	98.42%	H Shares: 1,019,300	0.35%	B Shares: 0	0%

About the Company

Our contact information of this release is:

•	Business address: 40 Fushan Road, zoucheng, Shandong Province, PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Chen Guangshui, Director and Company Secretary; (86) 537 538 3310